3-7-02

SECURITIES [barcode] SION
W 02019054

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASH., D.C. 143 SECTION

SEC FILE NUMBER
8- 50032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affiliated Bankers Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd., Suite 1940
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles I. Miller — (512) 479-8200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

700 Lavaca, Suite 1400	Austin	TX	78701
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles I. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

MAGGIE NIENOW
MY COMMISSION EXPIRES
August 5, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Affiliated Bankers Capital, L.L.C.

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Affiliated Bankers Capital, L.L.C.

Financial Statements

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Auditors

Board of Directors
Affiliated Bankers Capital, L.L.C.

We have audited the accompanying statements of financial condition of Affiliated Bankers Capital, L.L.C. as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bankers Capital, L.L.C. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 22, 2002

Affiliated Bankers Capital, L.L.C.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 44,477**	$ 47,668
Due from related parties	**19,000**	8,000
Prepaid expenses	**10,838**	11,360
Total assets	**$ 74,315**	$ 67,028
Liabilities and members' equity		
Accounts payable and accrued liabilities	**$ 6,025**	$ 3,992
Due to related parties	**–**	10,416
Total liabilities	**6,025**	14,408
Members' equity	**345,000**	305,000
Accumulated deficit	**(276,710)**	(252,380)
Total members' equity	**68,290**	52,620
Total liabilities and members' equity	**$ 74,315**	$ 67,028

See accompanying notes.

Affiliated Bankers Capital, L.L.C.

Statements of Operations

	December 31 2001	December 31 2000
Revenues:		
Professional services	$ **45,382**	$ 28,130
Expenses:		
Professional fees	**50,017**	48,268
General and administrative	**19,695**	23,557
Total expenses	**69,712**	71,825
Other expense	**–**	(693)
Net loss	$ **(24,330)**	$ (44,388)

See accompanying notes.

Affiliated Bankers Capital, L.L.C.

Statements of Members' Equity

	Members' Equity	Accumulated Deficit	Total
Balance at December 31, 1999	$305,000	$(207,992)	$97,008
Net loss	–	(44,388)	(44,388)
Balance at December 31, 2000	**305,000**	**(252,380)**	**52,620**
Capital contribution from members	**40,000**	**–**	**40,000**
Net loss	**–**	**(24,330)**	**(24,330)**
Balance at December 31, 2001	**$345,000**	**$ (276,710)**	**$68,290**

See accompanying notes.

Affiliated Bankers Capital, L.L.C.

Statements of Cash Flows

	December 31	
	2001	**2000**
Cash flows from operating activities:		
Net loss	**$ (24,330)**	$ (44,388)
Adjustments to reconcile net loss to net cash used by operating activities:		
Due from related parties	**(11,000)**	(7,273)
Prepaid expenses	**522**	22
Accounts payable and accrued liabilities	**2,033**	(2,394)
Due to related parties	**(10,416)**	10,416
Net cash used by operating activities	**(43,191)**	(43,617)
Cash flows from financing activities:		
Capital contributions from members	**40,000**	–
Net cash provided by financing activities	**40,000**	–
Net change in cash and cash equivalents	**(3,191)**	(43,617)
Cash and cash equivalents at beginning of year	**47,668**	91,285
Cash and cash equivalents at end of year	**$ 44,477**	$ 47,668

See accompanying notes.

Affiliated Bankers Capital, L.L.C.

Notes to Financial Statements

December 31, 2001

1. Organization

Affiliated Bankers Capital, L.L.C. (the "Company") was incorporated as a subchapter S corporation in February, 1997 under the laws of the State of Texas. In September 1999, the Company was reorganized as a limited liability company. The equity interests of the Company are owned by an individual and two trusts which are related through common ownership of entities listed in Note 5 to these financial statements. The Company processes securities transactions solely for ASCIB, L.P. (ASCIB) under common ownership. The Company registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. on May 16, 1997.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash, interest bearing deposits, certificates of deposits and investment securities with original maturities of 90 days or less.

Securities Transactions

The Company does not intend to carry or clear customer accounts, and will not hold customer funds or securities. Customer transactions will be executed between the buying and selling parties.

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

The Company elected to be taxed as a limited liability company under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

Revenue Recognition

The Company records professional services revenue related to commissions once the related transaction is completed, the fee is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is probable.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Presentation

Certain reclassifications have been made to prior year financial statements to conform to the December 31, 2001 presentation.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" to satisfy rule 15c3-1. At December 31, 2001, the minimum "net capital" requirement for the Company was $5,000. "Net capital" at December 31, 2001 aggregated $38,452. There were no reconciling items between the FOCUS Report filed for December 31, 2001 and the financial statements.

3. Net Capital Requirements (continued)

The financial statements have been prepared assuming the Company will continue as a going concern. As the Company has incurred an operating loss since inception, the Company has historically been economically dependent upon its ability to finance its operations and meet its net capital requirements from the issuance of capital stock. As the Company has an agreement with ASCIB to process securities transactions entered into in 2001, management believes the Company will accrue commission fee revenue during 2002 related to these contracts, which will finance operations and help meet net capital requirements.

4. Subordinated Liabilities

The Company had no liabilities subordinated to claims of general creditors at December 31, 2001, and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

5. Related Party Transactions

The Company is affiliated with several other companies through common ownership. These companies are Alex Sheshunoff Management Services, L.P., ASCIB, L.P., Air Mouse, LLC, Corporate Outsourcing Services, L.P., Bankers Travel, L.P., and Alex eSolutions, Inc. (dba Alex eBanking.com).

The Company entered into an agreement with the President of the Company, whereby the President receives $3,500 per month plus travel expenses for overseeing the operations and regulatory compliance of the Company. This agreement may be canceled by either party with a 30 day written notice. Under this agreement, the Company incurred approximately $42,000 in management fees and $5,800 and $5,700 in expenses in 2001 and 2000, respectively.

5. Related Party Transactions (continued)

During 1998, the Company entered into a service agreement with three affiliates of the Company whereby the affiliates agreed to provide certain limited administrative and operating services as well as office space and equipment at no cost to the Company.

The Company derived all of its professional services revenue during 2001 and 2000 from a related party, ASCIB. The total amount of revenue from related parties of the Company amounted to $45,382 in 2001 and $28,130 in 2000.

Supplemental Schedules

Affiliated Bankers Capital, L.L.C.

Schedule 1
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31	
	2001	**2000**
Net capital:		
Total members' equity	$ **68,290**	$ 52,620
Less:		
Nonallowable assets:		
Accounts receivable	**19,000**	8,000
Prepaid expenses	**10,838**	11,316
	29,838	19,316
Net capital	**38,452**	33,304
Aggregate indebtedness:		
Total liabilities	**6,025**	14,364
Aggregate indebtedness	**6,025**	14,364
Net capital requirement	**5,000**	5,000
Net capital in excess of minimum requirement	**33,452**	28,304
Ratio of aggregate indebtedness to net capital	**0.16**	0.43

There were no reconciling items between the FOCUS Report filed for December 31, 2001 and the financial statements.

Affiliated Bankers Capital, L.L.C.

Schedule 2
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Computation for Determination of Reserve Requirement

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Corporation carries no margin accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers and has not initiated any transactions with third party customers during the year.

During the year ended December 31, 2001, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(3) of Rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2001; no third party customer transactions were initiated during the year. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors and Members
Affiliated Bankers Capital, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Affiliated Bankers Capital, L.L.C. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons
(2) Recordation of differences required by Rule 17a-13
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 22, 2002